                                    EXHIBIT B

                              Stockholder Proposal

"PROPOSAL: That the investment management agreement between the Fund and Templeton Asset Management Ltd. be and hereby is terminated immediately."

Statement:

President and Fellows of Harvard College is a significant shareholder in the Fund, having held shares continuously since 1998 and currently holding approximately 14.01% of the Fund's outstanding shares.

The Fund's shares have long traded at a discount to net asset value. At December 5, 2002, the Fund's discount stood at 12.54%. The weekly average discount to net asset value over the four-year period 12/04/98 to 11/29/02 was 20.54%.

We believe that the persistence of the discount is largely the fault of Templeton Asset Management Ltd., the Fund's investment adviser ("Templeton"). Because Templeton has not taken, or caused the Fund to take, aggressive steps to eliminate the discount, we are proposing that the investment management agreement between the Fund and Templeton be terminated.

In June 2002, the Fund conducted a tender offer for up to 10% of its shares at a price of 90% of net asset value on the last day of the offer, and in May 2002 announced that it had approved another tender offer for an additional 10% of its shares on the same terms to commence prior to April 30, 2003. In the initial tender offer, 4,364,925.9071 shares were properly tendered, or approximately 9% of the Fund's shares. This response was poor and, we believe, indicative of shareholder sentiment that the offer was undesirable. We believe that the tender offers are too limited in size, and are priced too low, to provide a significant benefit to shareholders or to have any substantial lasting effect on the Fund's discount.

Most recently, the Board of Directors of the Templeton China World Fund, Inc. (the "China Fund") which is virtually identical to the Fund's Board --
announced that it had unanimously determined to recommend to shareholders that they vote to open-end that fund, on the basis that open-ending was "in the best interests of [that] Fund and its shareholders" (Filing with Securities and Exchange Commission on Schedule 14A, November 13, 2002). The Board has failed to take similar action for the Templeton Dragon Fund, even though Mark Mobius, the president and portfolio manager of both funds, has described the China Fund as the Dragon Fund's "sister" fund and said the Dragon Fund is a "mirror" of the China Fund. (The Scott Letter: Closed-End Fund Report(C), January 2002 - Volume II, Issue 1, " Sir John Templeton & Dr. Mark Mobius on Emerging Markets" By:
George Cole Scott). While it is not clear to Harvard that open-ending either fund is necessarily the optimal approach to enhancing shareholder value, Harvard believes the inconsistency is indicative of the Board's and management's unwillingness to take seriously the desire of shareholders that the Board take immediate, sunstantial steps to eliminate the discount and enhance shareholder value.

For these reasons, we are proposing that the investment management agreement between the Fund and Templeton be terminated.

                               Page 8 of 8 Pages